VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

[redacted]

06014251

SEC MAIL PROCESSING
RECEIVED
JUN 08 2006
WASH. D.C.
199
SECTION

5 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

dw 6/12

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WILLIAM JOHN CONN
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 April 2006
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed *in this part.*

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **WILLIAM JOHN CONN**
Name of Company: **VILLAGE ROADSHO LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	62,863	62,863			
Clevedon Pty Ltd	128,700	128,700			Director and shareholder of Clevedon Pty Ltd
TOTAL		191,563			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **WILLIAM JOHN CONN**
Name of Company: **VILLAGE ROADSH[illegible] LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	19,130	19,130			
Clevedon Pty Ltd	163,589				Director and shareholder of Clevedon Pty Ltd
	(50,000)		26-Apr-06	$2.03	On-market sale
		113,589			
TOTAL		**132,719**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class Preference Shares
3	Voting rights *(eg, one for one)*	Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	110,197,366 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the departure of executives from the company (in accordance with the executive share scheme rules)

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	588,333 A Class Preference Shares
15	Price to be offered for shares	Range from $1.58 to $3.22 per A Class Preference Share

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 04 May 2006
Company Secretary

Print name: S L Driscoll

== == == == ==

+ See chapter 19 for defined terms.

ASIC registered agent number	
lodging party or agent name	R Cosentino
office, level, building name or PO Box no.	
street number & name	206 Bourke Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9667 6534
facsimile	(03) 9653 1931
DX number	suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☒ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about 19/ 05 /2006	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **On market** within 10/12 limit	period of buy back / / to / /	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN L DRISCOLL capacity SECRETARY

sign here date 04 / 05 /2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

* the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
* in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

* if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
* if it is not - the agreement is entered into (S. 257F).

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	04 May 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		588,333 A Class Preference shares
4	Total consideration paid or payable for the shares		$1,366,265.90

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 May 2006
Company Secretary

Print name: Shaun L Driscoll

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	588,333 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$1,366,265.90
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 May 2006
Company Secretary

Print name: Shaun L Driscoll

== == == == ==

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name: VILLAGE ROADSHOW LIMITED

Refer to guide for information about corporate key

ACN/ABN: 010 672 054

Corporate key: 82334678

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: R COSENTINO

ASIC registered agent number (if applicable):

Telephone number: 03 9667 6534

Postal address: 206 BOURKE STREET, MELBOURNE, VICTORIA, 3000

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: SHAUN L. DRISCOLL

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 22/05/06 [D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
APRF	588,333	$1,366,265.90

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

19/05/06
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

SEC MAIL PROCESSING RECEIVED JUN 08 2006 WASH. D.C. 199 SECTION

29 May 2006

VILLAGE ROADSHOW ACQUIRES WARNER BROS.' AUSTRALIAN THEME PARKS INTERESTS

Village Roadshow Limited (VRL) today announced that it had signed an agreement with Warner Bros. to acquire all of Warner Bros.' interests in their jointly owned Australian Theme Parks for a payment of A$254m. The transaction will involve VRL acquiring the companies which hold those interests and Warner's share of associated bank debt (A$64.5m). The acquisition will be funded by a drawdown on VRL bank facilities and from its existing cash reserves. As a result of the transaction VRL will own 100% of:

- Warner Bros. Movie World
- Sea World
- Wet 'n' Wild Water World
- Australian Outback Spectacular
- Paradise Country
- Sea World Aviation
- Warner Roadshow Studios

VRL will also move to a 50% ultimate ownership interest in the Sea World Nara Hotel.

VRL will continue to partner with Warner Bros. in theme parks in Australia now via a long term licensing agreement. The transaction also provides for VRL to explore with Warner Bros. theme park opportunities in Asia. 100% control of the assets means VRL will be able to pursue marketing synergies and consolidation savings.

VRL advises that overall it expects the transaction to be incrementally cash flow positive after all interest and reinvestment costs. Due to depreciation changes within the Warner Bros. entities to be acquired however, the acquisition will initially be EPS negative on the group. It is anticipated that the transaction will close in early July.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Chairman of Village Roadshow Mr Robert Kirby said "This deal is ultimately about growth. Over the medium to long term this transaction will strengthen our partnership with our friends at Warner Bros. as we explore the exciting potential for Warner branded parks in Asia. These and other growth opportunities will become possible by the fact that there is no one better than our team in building and operating theme park attractions in the world."

Mr Barry Meyer Chairman of Warner Bros. said, "This transaction makes perfect sense for us. Through our ongoing licensing deal with Village Roadshow, we'll be able to continue to benefit from their experience and expertise in the theme park arena and maintain a presence in the business. It's a win-win situation for both of our companies."

Warner Bros. is VRL's most important partner and VRL has a long term pact with Warner and its production group and has already produced 45 films together including *THE MATRIX* series, *CHARLIE AND THE CHOCOLATE FACTORY* and currently producing George Miller's *HAPPY FEET* in Sydney.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 May 2006

VILLAGE ROADSHOW EXITS NON - CORE CINEMA INVESTMENTS

The Directors of Village Roadshow Ltd ("VRL") today announced that they were finalising negotiations to exit cinema exhibition operations in the following territories:

New Zealand/Fiji;
United Kingdom;
Austria.

VRL has concluded a Heads of Agreement with Sky City Entertainment Group under which they will acquire VRL's cinema interests in New Zealand and Fiji.

VRL has sold its cinema operations in Belfast, Northern Ireland to a local Irish cinema operator and is in discussions regarding the potential disposal of its remaining UK cinema interests. VRL is also in advanced discussions regarding an exit from its two remaining cinemas in Austria.

Directors are seeking to finalise these transactions on or before 30 June, 2006 which will result in VRL incurring further one-off adjustments to its forecast result for the year.

In the event that all transactions are successfully completed, the net cash proceeds will be marginally positive to the group (approximately A$5 million) and there will be a neutral impact on the next financial year's EBITDA and trading profit. Importantly, exiting these territories will remove in excess of A$250 million in operating lease commitments. Directors believe that if all the transactions are completed in the current financial year, the reported Loss after tax for the year ending 30 June, 2006 will be approximately A$35 million.

As previously advised to the market, VRL Directors confirmed that they would consider the Company's dividend policy in August, 2006 when the full year results are available for review.

Graham Burke, CEO of VRL said: "We've previously advised the market that it was not our intention to remain investors in the United Kingdom and Austrian exhibition markets. Whilst the New Zealand and Fiji circuits are great businesses, our decision to sell to Sky City is in accord with our policy to only invest in businesses where we have direct management."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229